February 27, 2007

Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Mail Stop 3561
Washington, DC  20549
Attn: Hanna T. Teshome

Re:

Ace Securities Corp.

Registration Statement on Form S-3

Filed February 22, 2007

File No. 333-131866

Dear Ms. Teshome:

On February 22, 2007 (the “Submission Date”), our client, Ace Securities Corp. (the “Company”) delivered to your department of the Securities and Exchange Commission (the “Commission”) our Registration Statement on Form S-3, including representative forms of prospectus supplements for use in offering a series of asset-backed certificates (the “Prospectus Supplements”), and base prospectuses (the “Base Prospectuses,” and together with Prospectus Supplements, the “Documents”).  On February 27, 2007, we received a letter containing your comment (the “Comment”) to the Documents.  Submitted below, on behalf of the Company, are the Company’s response to the Comment.

Registration Statement on Form S-3

General

1.

Comment:  Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Response:  We hereby confirm, on behalf of the Company, that the Company and each issuing entity previously established, directly or indirectly, by the Company and any affiliate of the Company has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving residential mortgage loans.  There is no affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Should you have any further questions or comments please contact Hays Ellisen at 917-777-4322 or myself at 917-777-4499.

Sincerely,

/s/ Keith Krasney

Keith Krasney